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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

IOMAI Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
46202P 10 3
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund V, L.P.
25 Waterway, Suite 225
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	46202P 10 3	Page	2	of	16

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Essex Woodlands Health Ventures Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,802,686

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,802,686

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,802,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	46202P 10 3	Page	3	of	16

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Essex Woodlands Health Ventures V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,802,686

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,802,686

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,802,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	46202P 10 3	Page	4	of	16

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
James L. Currie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,802,686

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,802,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,802,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	46202P 10 3	Page	5	of	16

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Martin P. Sutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,802,686

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,802,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,802,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	46202P 10 3	Page	6	of	16

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Immanuel Thangaraj

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,802,686

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,802,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,802,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 1 to Schedule 13D amends and supplements the Schdeule 13D filed with the Securities and Exchange Commission on February 13, 2006 (the “Schedule 13D”). Capitalized terms used herein which are not defined have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items in the Schedule 13D remain unchanged.
AMENDMENT NO. 1 TO REPORT ON SCHEDULE 13D
Item 3. Source and Amount of Funds or Other Consideration
     On October 23, 2006, the Partnership entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and certain other investors, pursuant to which the Partnership agreed to purchase 1,141,553 shares (the “Shares”) of the Common Stock of the Company for a purchase price of $4.38 per share. The Purchase Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on October 24, 2006.
     The sale of securities to the Partnership described above is part of a private placement (the “Private Placement”) by the Company to a number of affiliated and unaffiliated entities (including the Partnership) (collectively, the “PIPE Investors”). The closing of the transaction occurred on October 25, 2006 (the “Closing Date”).
     Prior to the Private Placement, the Partnership held an aggregate of 1,661,133 shares of Common Stock. 1,442,036 shares of Common Stock were acquired through venture capital investments prior to the Company’s initial public offering and the remaining 219,097 shares were acquired in the open market pursuant to a Rule 10b5-1 trading plan executed by the Partnership.
     The funds to purchase the Securities under the Purchase Agreement were obtained from the working capital of the Partnership and not the assets of the General Partner nor the Managers.
     The above summary description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated herein by reference.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments. The Securities acquired pursuant to the Purchase Agreement have certain registration rights under the Purchase Agreement whereby the Company would file within thirty-five (35) days of the closing under the Purchase Agreement and cause to be go effective a Registration Statement on Form S-1 as soon as practicable but in no event later than 90 days after the closing date under the Purchase Agreement if the registration statement receives no review from the Commission or 120 days after the closing under the Purchase Agreement if the registration statement receives a review by the Commission. A registration delay payment will be owed to each investor under the Purchase Agreement at a rate equal to (i) 0.5% of the total purchase price of the Shares purchased by such investor for the first fourteen (14) days a registration delay has occurred, (ii) 1.0% of the total purchase price of the Shares purchased by such investor for the second fourteen (14) days a registration delay has occurred, and (iii) 2.5% of the total purchase price of the Shares purchased by such investor for every successive thirty (30) day period that occurs thereafter. Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay such liquidated damages (a) to more than one investor in respect of the same Shares for the same period of time or (b) for each of the first two (2) years following the closing date, in an annual aggregate amount that exceeds 18% of the purchase price paid by the investor for the Shares; provided, that the penalty in the second year shall reset at the one (1) year anniversary of the date the registration delay occurred.
     In addition, between September 8, 2006 and October 20, 2006, the Company purchased an aggregate of 219,097 shares of Common Stock of the Company pursuant to a 10b5-1 plan executed by the Partnership on August 24, 2006 at prices ranging from $3.88 to $5.70 (see detailed listing on Annex A attached hereto).
     Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.
Item 5. Interest in Securities of the Partnership
     TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of the Company’s Common Stock outstanding on August 4, 2006 was 16,908,231 shares.
     THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of 2,802,686 shares of Common Stock, which represents approximately 8.6% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.
     THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
     THE MANAGERS. Under the operating agreement of the General Partner, Messrs. Currie, Sutter, and Thangaraj have the power by unanimous consent and through the General Partner (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter, and Thangaraj may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. In addition, Mr. Sutter is a member of the Company’s Board of Directors. Messrs. Currie, Sutter, and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
     Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company
     See responses to Item 3 and Item 4.
     Except for the agreements and instruments described in the responses to Item 3 and Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
     Exhibit 1:   Joint Filing Agreement, dated November 7, 2006.

Signatures
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: November 7, 2006

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.		INDIVIDUALS:

By: Essex Woodlands Health Ventures VI, L.P.
/s/ James L. Currie
	By: Essex Woodlands Health Ventures VI, L.L.C.	Name: James L. Currie

/s/ Martin P. Sutter
	Name: Martin P. Sutter	/s/ Martin P. Sutter
	Title: Managing Director	Name: Martin P. Sutter

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.		/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj

/s/ Martin P. Sutter

Name:	Martin P. Sutter
Title:	Managing Director

ANNEX A
DETAILED TRANSACTIONS

Date	Shares Purchased	Price
9/8/2006	200	$3.90
9/8/2006	25,000	$3.95
9/8/2006	500	$3.98
9/8/2006	600	$4.00
9/8/2006	400	$4.01
9/8/2006	600	$4.02
9/8/2006	25,200	$4.06
9/8/2006	1,900	$4.07
9/8/2006	1,100	$4.08
9/11/2006	100	$3.88
9/11/2006	100	$3.91
9/11/2006	200	$3.92
9/11/2006	200	$3.98
9/11/2006	500	$3.99
9/11/2006	200	$4.02
9/11/2006	100	$4.05
9/11/2006	100	$4.06
9/11/2006	200	$4.07
9/11/2006	200	$4.09
9/11/2006	400	$4.10
9/11/2006	200	$4.11
9/11/2006	100	$4.12
9/11/2006	100	$4.13
9/11/2006	100	$4.14
9/11/2006	100	$4.15
9/12/2006	1,700	$4.00
9/12/2006	600	$4.01
9/12/2006	1,000	$4.02
9/12/2006	900	$4.03
9/12/2006	100	$4.05
9/13/2006	100	$4.03
9/13/2006	100	$4.07
9/13/2006	100	$4.09
9/13/2006	2,800	$4.11
9/13/2006	3,102	$4.13
9/13/2006	1,098	$4.14
9/13/2006	700	$4.15
9/13/2006	100	$4.17
9/13/2006	900	$4.20
9/14/2006	600	$4.15
9/14/2006	10	$4.19

Date	Shares Purchased	Price
9/14/2006	90	$4.20
9/15/2006	474	$4.03
9/15/2006	100	$4.04
9/15/2006	400	$4.05
9/15/2006	1,032	$4.07
9/15/2006	426	$4.08
9/15/2006	800	$4.10
9/15/2006	891	$4.15
9/15/2006	109	$4.17
9/18/2006	100	$4.14
9/18/2006	200	$4.15
9/18/2006	200	$4.19
9/18/2006	500	$4.21
9/18/2006	300	$4.22
9/18/2006	142	$4.23
9/18/2006	358	$4.24
9/19/2006	600	$4.15
9/19/2006	9,200	$4.16
9/19/2006	100	$4.17
9/19/2006	100	$4.19
9/20/2006	200	$3.93
9/20/2006	300	$3.97
9/20/2006	300	$3.98
9/20/2006	400	$3.99
9/20/2006	9,064	$4.00
9/20/2006	2,786	$4.01
9/20/2006	1,200	$4.02
9/20/2006	369	$4.03
9/20/2006	517	$4.04
9/20/2006	64	$4.05
9/20/2006	200	$4.09
9/20/2006	51	$4.13
9/20/2006	349	$4.15
9/20/2006	200	$4.16
9/20/2006	200	$4.22
9/21/2006	300	$4.02
9/21/2006	100	$4.03
9/21/2006	100	$4.04
9/21/2006	500	$4.05
9/21/2006	1,000	$4.06
9/21/2006	794	$4.07
9/21/2006	1,700	$4.08
9/21/2006	391	$4.09
9/21/2006	5,115	$4.10
9/22/2006	100	$4.06

Date	Shares Purchased	Price
9/22/2006	600	$4.08
9/22/2006	100	$4.10
9/22/2006	200	$4.12
9/22/2006	400	$4.13
9/22/2006	1,000	$4.14
9/22/2006	2,700	$4.15
9/23/2006	100	$4.23
9/23/2006	300	$4.24
9/23/2006	3,724	$4.25
9/23/2006	1,276	$4.26
9/23/2006	131	$4.27
9/26/2006	5,000	$4.35
9/27/2006	1,100	$4.26
9/27/2006	911	$4.27
9/27/2006	300	$4.28
9/27/2006	1,900	$4.29
9/27/2006	4,053	$4.30
9/28/2006	1,300	$4.58
9/28/2006	300	$4.61
9/28/2006	100	$4.63
9/28/2006	500	$4.64
9/28/2006	1,200	$4.65
9/28/2006	1,100	$4.66
9/28/2006	648	$4.69
9/28/2006	392	$4.70
10/2/2006	1,000	$4.84
10/2/2006	2,000	$4.85
10/2/2006	1,000	$4.90
10/3/2006	1,000	$4.65
10/3/2006	1,000	$4.70
10/3/2006	2,000	$4.75
10/3/2006	1,000	$4.80
10/4/2006	1,400	$4.85
10/4/2006	1,000	$4.87
10/4/2006	100	$4.90
10/4/2006	1,000	$4.91
10/4/2006	1,500	$5.00
10/5/2006	100	$4.91
10/5/2006	500	$4.96
10/5/2006	900	$4.97
10/6/2006	3,000	$4.95
10/6/2006	1,000	$4.97
10/6/2006	1,000	$5.00
10/9/2006	1,000	$4.95
10/9/2006	1,400	$5.21

Date	Shares Purchased	Price
10/9/2006	700	$5.23
10/9/2006	517	$5.34
10/9/2006	200	$5.35
10/9/2006	283	$5.37
10/10/2006	995	$5.35
10/10/2006	300	$5.36
10/10/2006	700	$5.37
10/10/2006	1,005	$5.40
10/10/2006	1,000	$5.44
10/11/2006	100	$5.39
10/11/2006	100	$5.41
10/11/2006	100	$5.42
10/11/2006	377	$5.43
10/11/2006	1,500	$5.44
10/11/2006	3,823	$5.45
10/11/2006	1,000	$5.47
10/12/2006	2	$5.40
10/12/2006	636	$5.44
10/12/2006	697	$5.45
10/12/2006	100	$5.47
10/12/2006	1	$5.49
10/12/2006	2,164	$5.50
10/12/2006	400	$5.55
10/13/2006	953	$5.48
10/13/2006	1,000	$5.51
10/13/2006	47	$5.54
10/13/2006	5,000	$5.55
10/16/2006	100	$5.41
10/16/2006	200	$5.45
10/16/2006	100	$5.47
10/16/2006	700	$5.48
10/16/2006	1,276	$5.49
10/16/2006	3,624	$5.50
10/17/2006	3,000	$5.48
10/17/2006	2,000	$5.50
10/18/2006	100	$5.40
10/18/2006	100	$5.46
10/18/2006	500	$5.47
10/18/2006	1,700	$5.48
10/18/2006	200	$5.49
10/18/2006	2,700	$5.50
10/19/2006	100	$5.41
10/19/2006	38	$5.45
10/19/2006	500	$5.49
10/19/2006	300	$5.50

Date	Shares Purchased	Price
10/19/2006	2,062	$5.60
10/19/2006	100	$5.66
10/19/2006	900	$5.67
10/19/2006	1,000	$5.70
10/20/2006	714	$5.41
10/20/2006	972	$5.42
10/20/2006	800	$5.43
10/20/2006	1,047	$5.47
10/20/2006	400	$5.48
10/20/2006	444	$5.49
10/20/2006	1,053	$5.50
10/20/2006	200	$5.52
10/20/2006	500	$5.57
10/20/2006	100	$5.58
10/20/2006	500	$5.59
10/20/2006	400	$5.60